Exhibit 23.1

CONSENT OF INDEPENDENT AUDITORS

We consent to the incorporation by reference in Registration Statement Nos. 333-176539 and 333-179013 on Form S-3 and Registration Statement No. 333-160743 on Form S-8 of Walter Investment Management Corp. of our report dated May 23, 2013 relating to the Statements of Assets to be Acquired and Liabilities Assumed of Certain Servicing & Origination Operations, a component of Residential Capital, LLC, (the “Component”) (a wholly-owned subsidiary of Ally Financial Inc.) as of December 31, 2012 and 2011, and the related Statements of Revenues and Direct Operating Expenses for each of the three years in the period ended December 31, 2012 (which report expresses an unmodified opinion on such financial statements and includes an emphasis of matter paragraph regarding the purpose of the financial statements), appearing in this Current Report on Form 8-K/A of Walter Investment Management Corp.

/s/ Deloitte & Touche LLP
Detroit, Michigan
September 24, 2013